Filed pursuant to Rule 433

Registration Statements Nos. 333-219272 and 333-237192

PRESS RELEASE	FOR IMMEDIATE RELEASE April 21, 2020

The Republic of Argentina Announces Commencement of Invitation to Exchange

Buenos Aires, Argentina: The Republic of Argentina (the “Republic”) today announced that it is inviting certain holders of its foreign currency external bonds to exchange those instruments for new bonds to be issued by the Republic (the “Invitation”). Table A and Table B set forth the list of bonds eligible to participate in the Invitation (the “Eligible Bonds”). The Eligible Bonds include series (the “2005 Indenture EBs”) issued under the Republic’s indenture dated June 2, 2005, as amended, and series (the “2016 Indenture EBs”) issued under Republic’s indenture dated April 22, 2016 (the “2016 Indenture”). Table A and Table B also set forth the proposed consideration to be delivered for each Eligible Bond, which shall be in the form of new bonds proposed to be issued by the Republic under the 2016 Indenture (the “New Bonds”).

Approximately U.S.$64.8 billion of bonds are eligible to participate in the Invitation.

The overall purpose of the Invitation is for the Republic to obtain the relief needed to regain the sustainability of the Republic’s external debt. The Republic is also turning to all of its major external creditor groups and proposing a comprehensive approach to address the financial situation that has given rise to the relief sought in the Invitation.

Terms of the Invitation

The Republic will limit the amount of certain series of New Bonds to the principal amounts set forth in Table C below. Holders of 2016 Indenture EBs maturing after 2023 who elect to exchange their Eligible Bonds for New Bonds that are subject to a cap may instead receive, in whole or in part, New Bonds of a different series in accordance with a “waterfall” methodology described in the invitation materials (the “Acceptance Priority Procedures”). 2005 Indenture Bonds will not be subject to the Acceptance Priority Procedures.

By tendering Eligible Bonds, holders will also be consenting to authorize and instruct the trustee of the Eligible Bonds to modify any bonds of their series that remain outstanding after giving effect to the exchange offers by substituting them for certain New Bonds. The modification and substitution will only become effective if the requisite consents contemplated in the applicable indenture are obtained.

The Invitation will expire at 5:00 p.m. (New York City time) on May 8, 2020, unless extended or earlier terminated by the Republic (the “Expiration”). Tenders may be revoked at any time at or prior to the Expiration.

The terms and conditions of the Invitation are described in the Republic’s prospectus supplement dated today (the “Prospectus Supplement”).

The Republic has engaged BofA Securities, Inc. and HSBC Securities (USA) Inc. to act as dealer managers for the Invitation. D.F. King is acting as exchange, tabulation and information agent. Any questions or requests for assistance regarding the Invitation may be directed to BofA Securities, Inc. at +1 (888) 292-0070 (toll free) or +1 (646) 855-8988 (collect) or HSBC Securities (USA) Inc. at +1 (888) HSBC-4LM (toll free) and +1 (212) 525-5552 (collect).

* * * * * * * * * *

The Republic has filed registration statements (including the prospectus) and the Prospectus Supplement with the Securities and Exchange Commission to register the New Bonds for the offerings to which this communication relates. Before you invest, you should read the prospectus in those registration statements and other documents the Republic has filed with the Securities Exchange Commission for more complete information about the Republic and such offerings. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, Holders, or custodians for such holders, of Eligible Bonds may obtain a copy of the prospectus and the Prospectus Supplement by contacting the dealer managers by calling any one of the numbers above or D.F. King at its email address (argentina@dfkingltd.com) or telephone number (+1 : (800) 341-6292 (Toll Free)/+1 (212) 269-5550 (collect)/ +44 20 7920 9700) or by download, following registration, via: https://sites.dfkingltd.com/argentina.

Important Notice

The distribution of materials relating to the Invitation may be restricted by law in certain jurisdictions. The Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Invitation come into your possession, you are required by the Republic to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by the dealer manager or such affiliate on behalf of the Republic in that jurisdiction.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering of these securities will be made only by means of the prospectus and the accompanying Prospectus Supplement.

Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are forward-looking statements. These statements are based on expectations and assumptions on the date of this press release and are subject to numerous risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, but are not limited to, market conditions and factors over which the Republic has no control. The Republic assumes no obligation to update these forward-looking statements and does not intend to do so, unless otherwise required by law.

For the purposes of this announcement, “Ineligible Holder” shall mean each beneficial owner located within a Relevant State (as defined below) who is not a “qualified investor” (as defined below) or any other beneficial owner located in a jurisdiction where the announcement is not permitted by law or offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

No offer of any kind will be is being made to Ineligible Holders.

Notice to Investors in the European Economic Area and the United Kingdom

Notice to EEA retail investors. The announcement is not being directed to any retail investors in the European Economic Area (“EEA”) and EEA retail investors will not be given the opportunity to state their views on the Proposed Modifications. As a result, no “offer” of new securities is being made to retail investors in the EEA. Any holder who does not deliver a written consent is effectively not consenting to the Proposed Modifications. Therefore, it will be necessary for other (non-retail) investors representing a greater nominal principal amount Outstanding to consent to the Proposed Modifications. If the Proposed Modifications become effective, then, in accordance with the terms of such Eligible Bonds, the Eligible Bond will be substituted for New Bonds, and such substitution will affect all Holders and Ineligible Holders, regardless of whether they consented or if they were entitled to participate in the Invitation.

This announcement is only directed to beneficial owners of Eligible Bonds who are within a Member State of the European Economic Area or the United Kingdom (each, a “Relevant State”) if they are “qualified investors” as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”).

The New Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in a Relevant State. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Bonds or otherwise making them available to retail investors in a Relevant State has been prepared and therefore offering or selling the New Bonds or otherwise making them available to any retail investor in a Relevant State may be unlawful under the PRIIPs Regulation. References to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

United Kingdom

For the purposes of section 21 of the Financial Services and Markets Act 2000, to the extent that this announcement constitutes an invitation or inducement to engage in investment activity, such communication falls within Article 34 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), being a non-real time communication communicated by and relating only to controlled investments issued, or to be issued, by the Republic of Argentina.

Other than with respect to distributions by the Republic of Argentina, this announcement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Promotion Order, (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which the announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

Table A – 2005 Indenture EBs

2005 Indenture Eligible Bonds	Principal Amount Outstanding (to be considered for Voting Purposes)	ISIN	Exchange Offer Consideration(1)	Acceptance Priority Level
U.S. dollar-denominated Discounts due 2033 (New York law) issued in 2005	U.S.$3,937,610,834	US040114GL81	U.S.$140.20380 of the New USD 2039 Bond or U.S.$ 140.20380 of the New USD 2043 Bond or U.S.$133.19361 of New USD 2047 Bonds, at Holders’ discretion.	N/A
U.S. dollar-denominated Discounts due 2033 (New York law) issued in 2010	U.S.$1,226,835,747	XS0501194756		N/A
U.S. dollar-denominated Discounts due 2033 (New York law) issued in 2010	U.S.$7,930,869	XS0501195050		N/A
Euro-denominated Discounts due 2033 (English law) issued in 2005	€3,107,569,663	XS0205545840	€137.61037 of the New Euro 2039 Bond or €137.61037 of the New Euro 2043 Bond or €130.72985 of the New Euro 2047 Bond, at Holders’ discretion.	N/A
Euro-denominated Discounts due 2033 (English law) issued in 2010	€2,656,769,079	XS0501195134		N/A
Euro-denominated Discounts due 2033 (English law) issued in 2010	€4,703,359	XS0501195308		N/A
U.S. dollar-denominated Pars due 2038 (New York law) issued in 2005	U.S.$5,005,659,942	US040114GK09	U.S.$100 of the New USD 2043 Bond or U.S.$95 of New USD 2047 Bonds, at Holders’ discretion.	N/A
U.S. dollar-denominated Pars due 2038 (New York law) issued in 2010	U.S.$ 93,304,820	XS0501195647		N/A
U.S. dollar-denominated Pars due 2038 (New York law) issued in 2010	U.S.$1,634,359	XS0501195720		N/A
Euro-denominated Pars due 2038 (English law) issued in 2005	€5,034,912,168	XS0205537581	€100 of the New Euro 2043 Bond or €95 of the New Euro 2047 Bond, at Holders’ discretion.	N/A
Euro-denominated Pars due 2038 (English law) issued in 2010	€1,427,127,806	XS0501195993		N/A
Euro-denominated Pars due 2038 (English law) issued in 2010	€11,183,124	XS0501196025		N/A

(1)	Principal amount of New Bonds per U.S.$100 or €100 notional principal amount of Eligible Bonds.

Table B – 2016 Indenture EBs

2016 Indenture Eligible Bonds	Principal Amount Outstanding (to be considered for Voting Purposes)	ISIN	Exchange Offer Consideration(1)	Acceptance Priority Level

U.S. dollar-denominated 6.875 per cent. International Bonds due 2021

U.S. dollar-denominated 5.625 per cent. International Bonds due 2022

U.S. dollar-denominated 4.625 per cent. International Bonds due 2023

	U.S.$4,484,000,000 U.S.$3,250,000,000 U.S.$1,750,000,000	US040114GW47 USP04808AA23 US040114HK99 USP04808AL87 US040114HP86	U.S.$88 of the New USD 2030 Bond or U.S.$95 of the New USD 2036 Bond or U.S.$95 of New USD 2047 Bond, at Holders’ discretion.	1 1 1 1 1
Euro-denominated 3.875 per cent. International Bonds due 2022 Euro-denominated 3.375 per cent. International Bonds due 2023	€1,250,000,000 €1,000,000,000	XS1503160225 XS1715303340	€82 of the New Euro 2030 Bond or €95 of the New Euro 2036 Bond or €95 of the New Euro 2047 Bond, at Holders’ discretion.	1 1
Swiss Franc-denominated 3.375 per cent. International Bonds due 2020	CHF400,000,000	CH0361824458	€77.96159 of the New Euro 2030 Bond or €90.32135 of the New Euro 2036 Bond or €90.32135 of the New Euro 2047 Bond, at Holders’ discretion.	1

U.S. dollar-denominated 7.500 per cent. International Bonds due 2026

U.S. dollar-denominated 6.875 per cent. International Bonds due 2027

U.S. dollar-denominated 5.875 per cent. International Bonds due 2028

U.S. dollar-denominated 6.625 per cent. International Bonds due 2028

U.S. dollar-denominated 7.125 per cent. International Bonds due 2036

	U.S.$6,454,850,000 U.S.$3,750,000,000 U.S.$4,250,000,000 U.S.$1,000,000,000 U.S.$1,727,000,000	US040114GX20 USP04808AC88 US040114GS35 US040114HL72 USP04808AM60 US040114HQ69 US040114HF05 USP04808AJ32 US040114HG87 USP04808AK05 US040114HE30	U.S.$88 of the New USD 2030 Bond or U.S.$95 of the New USD 2036 Bond or U.S.$95 of New USD 2047 Bond, at Holders’ discretion, subject to Acceptance Priority Procedures.	2 2 2 2 2 2 2 2 2 2 2
Euro-denominated 5.000 per cent. International Bonds due 2027 Euro-denominated 5.250 per cent. International Bonds due 2028	€$1,250,000,000 €$1,000,000,000	XS1503160498 XS1715303779	€82 of the New Euro 2030 Bond or €95 of the New Euro 2036 Bond or €95 of the New Euro 2047 Bond, at Holders’ discretion, subject to Acceptance Priority Procedures.	2 2

U.S. dollar-denominated 7.625 per cent. International Bonds due 2046

U.S. dollar-denominated 6.875 per cent. International Bonds due 2048

U.S. dollar-denominated 7.125 per cent. International Bonds due 2117

	U.S.$2,617,685,000 U.S.$3,000,000,000 U.S.$2,689,277,000	US040114GY03 USP04808AE45 US040114GU80 US040114HR43 USP04808AN44 US040114HM55 US040114HN39	U.S.$95 of the New USD 2036 Bond or U.S.$95 of New USD 2047 Bond, at Holders’ discretion, subject to Acceptance Priority Procedures.	3 3 3 3 3 3
Euro-denominated 6.250 per cent. International Bonds due 2047	€750,000,000	XS1715535123	€95 of the New Euro 2036 Bond or €95 of the New Euro 2047 Bond, at Holders’ discretion, subject to Acceptance Priority Procedures.	3

(1)	Principal amount of New Bonds per U.S.$100, €100 or CHF100 (original) principal amount of Eligible Bonds.

Table C – New Bonds

New Bond	Bond Cap (million)
U.S. dollar amortizing step-up bonds due 2030	U.S.$	11,400
euro-denominated amortizing step-up bonds due 2030		€3,200
U.S. dollar amortizing step-up bonds due 2036	U.S.$	20,700
euro-denominated amortizing step-up bonds due 2036		€2,700
U.S. dollar-denominated amortizing step-up bonds due 2039		N/A
euro-denominated amortizing step-up bonds due 2039		N/A
U.S. dollar-denominated amortizing step-up bonds due 2043		N/A
euro-denominated amortizing step-up bonds due 2043		N/A
U.S. dollar amortizing step-up bonds due 2047		N/A
euro-denominated amortizing step-up bonds due 2047		N/A